FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                       Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                   No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. AstraZeneca announces sale of West Chester site

30 November 2022 07:05 GMT

AstraZeneca announces sale of its West Chester, Ohio (US) manufacturing site

National Resilience, Inc. to expand site and support future growth of its medicines manufacturing capabilities

AstraZeneca today announces the sale of its West Chester site in Ohio, US, to National Resilience, Inc. (Resilience), a technology-focused manufacturing company dedicated to broadening access to complex medicines.

Andrew Wirths, Senior Vice President, Americas Supply Region, AstraZeneca, said: "As part of our long-term strategy to ensure our global supply network remains fit for the future, we are continuously optimising our manufacturing footprint to meet the evolving needs of our pipeline and portfolio. The transfer of our West Chester site to Resilience will enable the continued supply of AstraZeneca medicines to patients, as well as the continued employment for more than 500 people working at the West Chester site. I'm encouraged by Resilience's plans to transform the site into their drug product centre of excellence."

"The West Chester site will play an important role in the delivery of our mission to broaden access to complex medicines, protect biopharmaceutical supply chains, and strengthen domestic preparedness," said Rahul Singhvi, Sc.D, Chief Executive Officer of Resilience. "I'm confident that West Chester's premier capabilities, including the talented employees who are joining Resilience, will help us expand our business in new directions."

AstraZeneca expects to complete the sale in the first quarter of 2023, with a phased transition of services.

Notes

About AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

About Resilience
Resilience is a technology-focused biomanufacturing company dedicated to broadening access to complex medicines. Founded in 2020, the company is building a sustainable network of high-tech, end-to-end manufacturing solutions to ensure the treatments of today and tomorrow can be made quickly, safely, and at scale. Resilience seeks to free its partners to focus on the discoveries that improve patients' lives by continuously advancing the science of biopharmaceutical manufacturing and development. For more information, visit www.Resilience.com and follow us on social media: @IncResilience on Twitter and Resilience on LinkedIn.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 November 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary